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                                  EXHIBIT 99.1

                              September 18, 1997


To the Stockholders of Harmony Holdings, Inc.:

         This Consent Statement is being furnished by Glenn Laken, Steven Nagler and Donald Sliter (the "Laken Committee") to the holders of shares of common stock ("Shares") of Harmony Holdings, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of stockholder consents:

         (i) to remove all four of the Company's current directors;

         (ii) to elect the Committee's nominees, Glenn B. Laken,
         Steven B. Nagler and Donald Sliter (collectively the
         "Nominees"), as the directors of the Company; and

         (iii) to amend the Company's By-Laws to facilitate the above changes.

The specific features of the Committee's proposals as well as the consent procedure itself are described in the accompanying Consent Statement. PLEASE READ THE INSTRUCTIONS CAREFULLY.

         The Laken Committee beneficially owns approximately 12.3% of the outstanding Shares of the Company and believes it better represents the interests of the majority of the Company's stockholders than the current the board of directors. None of the present board members were elected by the stockholders of the Corporation. The stockholders of the Company were not given prior notice of the appointment of any of the directors of the Company. None of the current board has any prior experience with the Company or its business. All of the present board of directors were appointed at the request of Children's Broadcasting Corporation ("Children's") in connection with the purchase by Children's of approximately 27.4% of the outstanding shares of the Company.


         As disclosed in a Schedule 13D filed with the Securities and Exchange Commission by Children's, first the Company's former Chairman, Harvey Bibicoff ("Bibicoff") resigned as Chairman of the Board and as a director of the Company. Then, the remaining two members of the Board of Directors of the Company, before resigning, elected Christopher T. Dahl, the President, Chief Executive and Chair of the Board, and a director of Children's, as a director of the Company and appointed him Chairman of the Board of the Company. Mr. Dahl then appointed two directors, Richard W. Perkins, a director of Children's and a controlling

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person of one of the private entities that financed Children's purchase of stock of the Company, and William M. Toles, a stockholder of Children's and a lender to Children's of funds for the purchase of stock of the Company, to fill the vacancies on the Board of Directors, resulting from the above-described resignations. The new Board of Directors created one new board position and appointed William E. Cameron to fill such position. Under the Company's By-Laws, the members of the Board of Directors can fill vacancies on the Board of Directors, and can increase the size of the board and fill any newly created directorships.

         The present board was appointed as a result of a series of agreements and transactions among Children's, the Company, Bibicoff, its former Chairman of the Board and its current chief executive officer and Unimedia S.A. ("Unimedia"), a minority stockholder that had filed a lawsuit against the Company and Bibicoff. Unimedia and the Company had previously agreed to a reverse merger transaction in which Unimedia would have wound up in control of the Company. The transaction was contingent upon the completion of a definitive agreement that was not completed by the established deadline and as a result, the Company refused to proceed with the transaction.

         The Committee's understanding of the agreements and transactions resulting in the complete change of the membership of the Board of Directors is as follows. In the first of these agreements, as of July 21, 1997, Children's agreed to purchase from Bibicoff, the Company's then Chairman of the Board, 600,000 Shares, which equals 9.28% of the outstanding Shares of the Company, and options for an additional 550,000 Shares, which equals 7.84% of the outstanding shares of the Company, including as outstanding the 550,000 Shares underlying such options. Children's paid $1,500,000 for the 600,000 Shares (or $2.50 per Share), $260,000 for the 550,000 options (or $0.4727 per option), and in addition, issued to Bibicoff 60,000 shares of Children's common stock with a fair market value of $247,500. As part of that transaction Bibicoff agreed to resign as Chairman of the Board and as a director of the Company. In a second agreement with the Unimedia, Children's agreed to purchase all of Unimedia's shares of stock of the Company, which was 1,000,000 Shares, for $2,600.000 or $2.60 per share. The 1,000,000 Shares was equal to 15% of the Company's outstanding Shares at the time of the transaction. In connection with the transaction, Unimedia agreed to dismiss, with prejudice, its lawsuit against the Company and Bibicoff. Prior to the close of the transactions required by the second agreement, with the approval of the Company's new Board of Directors, Children's caused the Company to accept the assignment of Children's' obligation to purchase $600,000 of the Company's shares from Unimedia (230,769 shares for $2.60 per share). The effect of the assignment was to substantially reduce Children's' cost of its obligation to purchase the Company's stock from Unimedia from $2,600,000 to $2,000,000.


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         The result of these transactions was that Children's, a company engaged in a related industry that had been considered as a possible acquiror of the Company, acquired 27.4% of the outstanding stock of the Company and assumed control of the Board of Directors of the Company for $3,760,000 and 60,000 shares of its common stock. Moreover, the Company, which had previously been considering various possible acquisitions as part of its strategic planning, used $600,000 of its cash to repurchase shares which Children's was otherwise obligated to purchase, and received no revenue producing assets in return. Children's was given control over the Company's Board of Directors in a transaction that resulted in no premium to the Company's stockholders and no benefit to any of the Company's stockholders, except Bibicoff.

         The Committee believes that the present directors will favor the interests of Children's and not the majority of the stockholders of the Company. Considering the manner of their appointment the current members of the Board of Directors do not represent the stockholders of the Company as a whole. Children's had on occasions prior to the stock purchase transaction, discussed purchasing a controlling interest in or acquiring the Company with the Company's then management. Children's interests in acquiring a controlling interest in the Company was also communicated to a member of the Committee by Mr. Dahl after the stock purchase transaction. In addition, Children's filings with the Securities and Exchange Commission have disclosed that it has entered into a transactions whereby it has agreed to sell substantially all of its assets, which consist of radio stations or rights thereto, to a third party or parties. Children's also indicated in a press release dated July 16, 1997 that Children's had increased the amount of its credit facility with Foothill Capital Corporation, Children's' chief lender, "for working capital and to fund potential acquisitions." Given the interests of Children's to potentially acquire the Company, or to acquire a controlling block of stock of the Company, the Committee believes it is in Children's' interests to acquire such stock for the lowest possible price.

         In addition, the Laken Committee believes that one of the first actions taken by the new Board, involving the assignment of an obligation of Children's to the Company, is indicative of the willingness of the Board of Directors to favor the interests of Children's. The new Board of Directors approved the assignment by Children's to the Company of Children's obligation to purchase for $600,000, 230,739 Shares of the Company's stock from Unimedia. The Company is a small company. As such, it is expensive for the Company to raise capital. In addition, the Company does not have a large number of shares outstanding for a publicly traded entity. The Committee believes that it is unusual for a company of the Company's size to repurchase its own shares due to the Company's relatively low level of cash flow and

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its relatively small number of shares outstanding. Children's had entered into an agreement to purchase all of the shares of the Company held by Unimedia; there was no added benefit to the Company to move the obligation to purchase a portion of those shares from Children's to the Company. While the Company's repurchase of such stock may have proportionately increased the percentage holdings of all stockholders' of the Company, the transaction did not increase the level of control of any stockholder over the Company; Children's had arranged to assume control over the Board of Directors whether it purchased 1,000,000 shares of stock from Unimedia or a smaller number of shares.

         Further, Children's purchase of the Company's stock was financed primarily through borrowing; Children's used only $110,000 of its working capital to purchase the Company's stock. Yet the Company's Board of Directors had the Company, which is a much smaller company than Children's, use $600,000 of the Company's cash (almost six times as much cash as Children's invested in the transaction) to repurchase stock that Children's was already contractually obligated to buy. While the repurchase of shares was not necessarily detrimental to the stockholders on a balance sheet basis, such purchase did not increase the Company's revenue producing assets and did decrease the Company's cash available for future acquisitions, which, according to Mr. Laken, forms part of the Company's strategic plans. For the foregoing reasons, the Laken Committee believes that the use by the Company of $600,000 of its cash to repurchase 230,739 Shares of its stock was a waste of the Company's resources.

         Accordingly, the Committee does not believe that the present Board of Directors has the incentives necessary to represent the best interests of the majority of the stockholders of the Company.

         While the Committee Nominees would not necessarily reject a sale of the Company, the Committee does not believe that the present directors, given their positions with Children's, would be able to effectively negotiate a sale of the Company. (The Committee has no present intention of selling the Company and is not aware of any potential acquirors (other than Children's, as discussed above)). Moreover, in a transaction with Children's, the present members of the Board of Directors would all have serious conflicts of interest. Further, although the Board of Directors could appoint additional independent directors or a financial advisor to review any such transaction; the Committee believes a truly independent Board of Directors would best serve the interests of the Company and its stockholders.

         The Committee believes that many of you share its discontent and concerns. In order to address those concerns, the Committee seeks your help to remove the directors now in office and elect

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three new directors who, the Committee believes, will be responsive to stockholders and firmly committed to the goal of increasing stockholder value.

         Glenn Laken, a member of the Committee, has been a beneficial owner of Shares of the Company for over two years. He first became familiar with the Company prior to that while acting as a fund manager for a fund that had invested in shares of the Company. Over the past two years, Mr. Laken, in a consulting capacity, has worked closely with the management of the Company to help turn the Company around from a business that was losing money into a profitable operation. During fiscal year 1997, ended June 30, 1997, the Company had record earnings and for the first time experienced four consecutive profitable quarters. Also during such two year period, Mr. Laken has been conducting financial public relations for the Company's benefit. Mr. Laken has introduced the Company to members of the brokerage community and Wall Street. Mr. Laken believes that his contributions to the Company are reflected in these results and have been integral to its success.

         Glenn Laken has been a futures trader on and a member of the Chicago Mercantile Exchange for over ten years and has been involved with the Company over two years as a consultant and private investor. Mr. Laken is the President and the owner of Lake Futures, Ltd., an introducing broker and advisor to pension fund managers. He is also the Executive Vice President and an owner of D & G Futures, Inc., a firm that clears and finances transactions for futures traders. Prior to his involvement with the futures industry, Mr. Laken operated a division of a specialist firm on the New York Stock Exchange, of which he was an owner. Steven B. Nagler has been an attorney engaged in the private practice of law since 1969. Donald Sliter has been a futures trader on and a member of the Chicago Mercantile Exchange for approximately ten years and is an officer and a partner of Mr. Laken's in D & G Futures, Inc.

Stockholders of record as of the close of business on September 18, 1997 (the "Consent Record Date") are entitled, and urged by the Committee, to express their consent to the Proposals by marking, dating and signing the enclosed BLUE consent card and returning it AS SOON AS POSSIBLE to in the enclosed postage-paid envelope provided. Only if you do not receive a return envelope, return your executed BLUE consent card to the Laken Committee as follows:

                        c/o The Financial Relations Board
                           Attention Ronald Schneider
                           675 Third Avenue, 8th Floor
                            New York, New York 10017


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         If you have any questions or require any assistance in executing your consent, please call Ronald Schneider at (212) 661-8030 (COLLECT CALLS WILL
BE ACCEPTED).


                               Very truly yours,


                               THE LAKEN COMMITTEE


                                    IMPORTANT

1. If your shares are held in the name of a brokerage firm, bank nominee or other institution, you should return the BLUE consent card to that firm in the postage paid, reply envelope provided. In addition, if you did not receive an envelope from such firm or wish to insure that your instructions are received in a timely fashion, you should contact the person responsible for your account and give instructions for the BLUE consent card representing your Shares to be executed on your behalf. Only that institution can execute a BLUE consent card with respect to your Shares and only upon receipt of specific instructions from you.

2. If your shares are held in your own name, please sign, date and mail the enclosed BLUE consent card to the Laken Committee in the postage-paid envelope provided.

3. Since the Committee must receive consents from a majority of the Company's outstanding Shares in order for its proposals to be adopted, a broker non-vote or direction to withhold authority to vote on the blue card will have the same effect as a "no" vote with respect to the Committee's solicitation. Broker non-votes, abstaining or not returning a signed consent will have the same effect as withholding consent to the proposed actions.